UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

KRISPY KREME DOUGHNUTS, INC.
(Exact name of registrant as specified in its charter)

North Carolina	56-2169715
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

370 Knollwood Street, Winston Salem, North Carolina	27103
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act Registration Statement file number to which this Form relates (if applicable):

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Warrants to Purchase Common Stock
(Title of Class)

ITEM 1.	Description of Registrant’s Securities To Be Registered.

Krispy Kreme Doughnuts, Inc. (the “Company”) has issued 4,296,523 warrants (the “Warrants”) to purchase, in the aggregate, 4,296,523 shares of its common stock, no par value. A complete description of the terms of the Warrants is set forth in the Warrant Agreement, dated as of March 2, 2007, between the Company and American Stock Transfer & Trust Company, as Warrant Agent (the “Warrant Agreement”). The Warrant Agreement and the related form of warrant certificate are attached as Exhibit 4.1 to the Company’s current report on Form 8-K, filed with the United States Securities and Exchange Commission (the “Commission”) on March 8, 2007 and incorporated by reference herein. The following description of the Warrants does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The Warrants are being issued in connection with the settlement of certain litigations previously pending against the Company and other defendants in the United States District Court for the Middle District of North Carolina, in accordance with the Stipulation and Agreement of Class and Derivative Settlement, dated as of October 30, 2006, between the Company and the participants in such settlement.  The Warrants are exercisable from time to time on any business day during the period  (the “Exercise Period”) commencing on the date a shelf registration statement of the Company filed with the Commission on Form S-3 pursuant to Rule 415 under the Securities Act of 1933 (covering the issuance of the common stock to be issued upon exercise of the Warrants) becomes effective and ending on March 2, 2012.  Each holder of a Warrant has the right, during the Exercise Period, to purchase from the Company the number of shares of the Company’s common stock which the holder may at the time be entitled to receive upon payment of the exercise price then in effect for such Warrant.  The Warrants are expected to be quoted on the OTC Bulletin Board.

Each Warrant initially entitles the holder thereof, subject to adjustment pursuant to the terms of the Warrant Agreement, to purchase one share of common stock at an exercise price of $12.21 per share. The exercise price is payable by certified or official bank check payable to the order of the Company or by wire transfer of funds to an account designated by the Company for such purpose. The Company is not required to issue fractional shares of common stock on the exercise of Warrants. In lieu of issuing fractional shares, the Company shall pay an amount in cash equal to the current market value per share of common stock multiplied by such fraction, computed to the nearest whole cent.

Upon the occurrence of certain events set forth in the Warrant Agreement, the number of shares of common stock issuable upon exercise of a Warrant may be increased or reduced and the exercise price may be adjusted upward or downward. Subject to the exceptions specified in the Warrant Agreement, adjustments to the number of shares of common stock issuable upon exercise of a Warrant and the exercise price may be made if the Company:

•	pays a stock dividend or makes another distribution of shares of its common stock to holders of common stock;

•	subdivides or reclassifies its outstanding shares of common stock into a greater number of shares of common stock; or

•	combines or reclassifies its outstanding shares of common stock into a smaller number of shares of common stock.

In case of (i) any capital reorganization, consolidation or merger of the Company (other than the consolidation or merger of the Company with or into another corporation in which the Company is the continuing corporation and which does not result in any reclassification of its outstanding shares of common stock into shares of other stock or other securities or property), or (ii) the sale of all or substantially all of the Company’s assets, the holders of Warrants which have not been exercised (or otherwise expired or been terminated) will be entitled to receive, upon exercise of the Warrants and payment of the exercise price, the kind and amount of consideration receivable by holders of the Company’s common stock in such capital reorganization, consolidation, merger or sale.

Prior to the exercise of any Warrant, holders of Warrants are not entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions.  Furthermore, the holders of Warrants are not entitled to receive any notice of any proceedings of the Company except in certain limited circumstances set forth in the Warrant Agreement.

ITEM 2.	Exhibits.

4.1
Warrant Agreement, dated as of March 2, 2007, between Krispy Kreme Doughnuts, Inc. and American Stock Transfer & Trust Company, together with the related form of warrant certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 8, 2007).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

July 25, 2008	KRISPY KREME DOUGHNUTS, INC.
(Registrant)
By: /s/ Douglas R. Muir
Name: Douglas R. Muir
Title: Chief Financial Officer